SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Delegación Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

América Móvil’s first quarter of 2019 financial and operating report

Mexico City, April 29th, 2019 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the first quarter of 2019.

•	Beginning January 1st we implemented IFRS 16 accounting standards. The information presented in this report was prepared in a prospective basis; comparable information is provided in the appendix.
•	We gained 1.5 million postpaid subscribers in the quarter, including 972 thousand in Brazil, just over 200 thousand in Mexico, and 159 thousand from the acquisition in Guatemala.
•	We connected 463 thousand broadband accesses including 193 thousand in Central America and 74 thousand in Brazil.
•

Mobile postpaid and fixed-broadband were the main drivers of access growth at 6.4% and 5.6% year-on-year, respectively with mobile prepaid declining 3.4%, mostly in Brazil and both fixed-voice and Pay-TV almost flat from a year before.

•	Revenues of 246 billion pesos were 3.1% lower than a year before in Mexican peso terms. At constant exchange rates, service revenues were up 2.5%.
•	Fixed-broadband revenue growth accelerated to 9.9% and mobile postpaid revenues increased 6.8%. PayTV revenues came down 3.0%.
•

EBITDA of 75 billion pesos was equivalent to 30.6% of revenues. Under comparable accounting standards, EBITDA declined 5.6% annually in Mexican peso terms but at constant exchange rates it actually increased 2.6%.

•

Our 35.4 billion pesos operating profit and our 1.2 billion pesos in comprehensive financing costs resulted in a net profit of 19.4 billion pesos in the quarter, which was 3.6% higher than that of the prior year. It was equivalent to 29 pesos per share and 31 dollar cents per ADR.

•

Our capital expenditures totaled 28.0 billion pesos and were partly funded by new debt. We paid 6.3 billion pesos for Telefonica’s operation in Guatemala and contributed 5.9 billion pesos to our pension funds.

•

Our net debt ended March at 703 billion pesos, which includes 116 billion pesos in former lease payments that were capitalized under IFRS16. Under the previous methodology the EBITDA ratio would have been 1.95x EBITDA LTM.

América Móvil’s Subsidiaries as of March 2019
Country	Brand	Business	Equity Participation
Mexico	Telcel	wireless	100.0%
	Telmex	wireline	98.8%
	Sección Amarilla(1)	other	100.0%
	Telvista	other	90.0%
Argentina	Claro	wireless	100.0%
	Telmex	wireline	99.7%
Brazil	Claro	wireless/wireline	98.5%
Chile	Claro	wireless	100.0%
	Telmex(1)	wireline	100.0%
Colombia	Claro	wireless	99.4%
	Telmex	wireline	99.3%
Costa Rica	Claro	wireless	100.0%
Dominicana	Claro	wireless/wireline	100.0%
Ecuador	Claro	wireless/wireline	100.0%
El Salvador	Claro	wireless/wireline	95.8%
Guatemala	Claro	wireless/wireline	99.3%
Honduras	Claro	wireless/wireline	100.0%
Nicaragua	Claro	wireless/wireline	99.6%
Panama	Claro	wireless/wireline	100.0%
Paraguay	Claro	wireless/wireline	100.0%
Peru	Claro	wireless/wireline	100.0%
Puerto Rico	Claro	wireless/wireline	100.0%
Uruguay	Claro	wireless/wireline	100.0%
USA	Tracfone	wireless	100.0%
Netherlands	KPN	wireless/wireline	16.1%
Austria	Telekom Austria	wireless/wireline	51.0%
(1) Equity Participation of TEINTL of which América Móvil owns 100%.

Relevant Events

On March 18th, we entered into an agreement to acquire 100% of Nextel Brazil for a purchase price of $905 million dollars on a cash free/debt free basis. The completion of the acquisition is subject to regulatory approvals from ANATEL (Telecom Regulator), and CADE (Antitrust Authority); as well as to the approval of the majority of NII shareholder’s. With this transaction, Claro will strengthen its network capacity, spectrum portfolio and subscriber base, particularly in the cities of Sao Paulo and Rio de Janeiro.

On April 9th our shareholders’ approved the payment of an ordinary cash dividend of MXP$0.35 peso cents per share, payable in two installments, one of MXP$0.18 peso cents payable on July 15th, 2019 and another of MXP$0.17 peso cents payable on November 11th, and to allocate an amount equal to three billion pesos for our buyback program.

On April 15th we issued bonds in the amount of US$2.25 billion dollars in two tranches; the first one for US$1.0 billion dollars with a coupon of 3.625%, with a 10-year maturity; and the second one, for US$1.25 billion dollars with a coupon of 4.375%, due 2049.

América Móvil Fundamentals
	1Q19	1Q18
Earnings per Share (Mex$) (1)	0.29	0.28
Earning per ADR (US$) (2)	0.31	0.30
EBITDA per Share (Mex$) (3)	1.14	1.09
EBITDA per ADR (US$)	1.18	1.16
Net Income (millions of Mex$)	19,443	18,766
Average Shares Outstanding (billion)	66.03	66.06
(1) Net Income / Average Shares Outstanding
(2) 20 shares per ADR
(3) EBITDA / Average Shares Outstanding

Access Lines

Our wireless subscriber base ended March with 277.4 million subscribers including 1.4 million from the acquisition of Telefónica Guatemala. We added 1.3 million postpaid subscribers and disconnected 1.1 million prepaids, substantially all of them in Brazil. Our postpaid base was up 6.4% organically to 83.6 million subs. Growth on the contract segment was particularly strong in Brazil where we added 972 thousand subs; then came Mexico with 201 thousand and Austria with 96 thousand. As regards prepaid, we ended the quarter with 192.4 million subs, 4.1% below last year.

On the fixed segment we reached 84.3 million RGUs, 1.4% more than a year before. We connected 463 thousand broadband accesses, including 74 thousand in Brazil, bringing the total to 30.2 million, 5.6% more than a year before. PayTV units, 21.4 thousand, were down 0.9% affected by disconnections of DTH services in Brazil.

Mobile postpaid and fixed-broadband were the main drivers of access growth at 6.4% and 5.6% year-on-year respectively, with mobile prepaid declining 4.1% and both fixed-voice and Pay-TV almost flat from a year before.

Wireless Subscribers as of March 2019
			Total(1) (Thousands)
Country	Mar ’19	Dec ’18	Var.%	Mar ’18	Var.%
Argentina, Paraguay and Uruguay	24,370	24,264	0.4%	24,149	0.9%
Austria & CEE	20,908	21,000	-0.4%	20,640	1.3%
Brazil	56,383	56,416	-0.1%	58,809	-4.1%
Central America	15,841	14,364	10.3%	16,101	-1.6%
Caribbean	5,980	5,887	1.6%	5,700	4.9%
Chile	6,720	6,707	0.2%	7,048	-4.6%
Colombia	29,887	29,681	0.7%	29,401	1.7%
Ecuador	8,308	8,246	0.8%	8,000	3.9%
Mexico	75,611	75,448	0.2%	73,984	2.2%
Peru	11,818	12,098	-2.3%	12,507	-5.5%
USA	21,599	21,688	-0.4%	22,761	-5.1%
Total Wireless Lines	277,425	275,798	0.6%	279,102	-0.6%
(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

Fixed-Line and Other Accesses (RGUs) as of March 2019
			Total(1) (Thousands)
Country	Mar ’19	Dec ’18	Var.%	Mar ’18	Var.%
Argentina, Paraguay and Uruguay	833	775	7.5%	680	22.5%
Austria & CEE	6,248	6,261	-0.2%	6,035	3.5%
Brazil	34,993	35,285	-0.8%	35,861	-2.4%
Central America	6,867	6,465	6.2%	5,919	16.0%
Caribbean	2,545	2,546	0.0%	2,656	-4.2%
Chile	1,441	1,424	1.2%	1,357	6.2%
Colombia	7,320	7,171	2.1%	6,840	7.0%
Ecuador	397	384	3.2%	370	7.3%
Mexico	22,350	22,337	0.1%	21,988	1.6%
Peru	1,498	1,472	1.8%	1,405	6.6%
Total RGUs	84,492	84,120	0.4%	83,111	1.7%
(1) Fixed Line, Broadband and Television (Cable & DTH).

América Móvil Consolidated Results

The first quarter of 2019 ended with a reduction in U.S. long-term interest rates as it became apparent that the Federal Reserve would not be able to continue increasing interest rate throughout the year as it had signaled late in 2018 and in the first months of 2019. The world economy appeared to be slowing down. During this period the value of the U.S. dollar vs. the main Latin American countries was fairly stable, not too different at the end of the quarter than at its beginning.

Our revenues totaled 245.7 billion pesos in the quarter and were 3.1% lower than a year before in Mexican peso terms, reflecting the depreciation of most of our operating currencies vs. the Mexican peso, with the U.S. dollar being the main exception. On average the real fell 11.7%, the Chilean peso 7.5%, the Colombian peso 6.6% and the euro 5.3% vs. the Mexican peso in the first quarter of 2019 in relation to the year-earlier quarter.

 At constant exchange rates, service revenues were up 2.5% from the year-earlier quarter, buoyed by fixed-broadband revenues that were up 9.9% and postpaid mobile revenues that increased 6.8%. Fixed-broadband revenues have accelerated significantly and are outpacing all other revenue units, including postpaid mobile. Only PayTV revenues declined, -3.0%, continuing the trend seen throughout most of the last two years.

In the South American block service revenue growth, 3.8%, remained in line with that of the prior quarter whereas in Central America it rose from 0.5% in the fourth quarter to 4.2% in the first one, basically to do with the incorporation of Telefonica’s former operation in Guatemala from February 2019.  Service revenue growth decelerated in both Mexico and the U.S. to 1.6% and to 0.6% respectively. In our operations in Europe—Austria and Eastern European countries—service revenue growth picked up to 2.9%, from -1.1% the prior quarter.

On the mobile front, service revenue growth improved in Colombia, Argentina, Uruguay and Paraguay.

EBITDA came in at 75.0 billion pesos in the quarter under the new IFRS16 standard, by which most lease payments are not deducted any more from the operating cash flow and instead are capitalized as new debt coupled with rights of use of assets. Under this accounting convention, the EBITDA margin for the quarter was 30.6%. Under the prior reporting methodology, EBITDA would have been 68.0 billion pesos, representing a 27.7% EBITDA margin, and would have declined 5.6% year-on-year in Mexican peso terms and increased 2.6% at constant exchange rates (see Appendix 1).

América Móvil’s Income Statement Millions of Mexican pesos
	1Q19(1)	1Q18(2)	Var.%
Service Revenues	207,800	215,872	-3.7%
Equipment Revenues	37,852	37,669	0.5%
Total Revenues	245,653	253,541	-3.1%
Cost of Service	75,325	81,808
Cost of Equipment	39,186	39,787
Selling, General & Administrative Expenses	54,677	57,855
Others	1,417	2,083
Total Costs and Expenses	170,605	181,533
EBITDA	75,048	72,008
% of Total Revenues	30.6%	28.4%
Depreciation & Amortization	39,662	41,412
EBIT	35,386	30,595
% of Total Revenues	14.4%	12.1%
Net Interest Expense	8,764	7,570
Other Financial Expenses	674	14,420
Foreign Exchange Loss	-8,250	-22,903
Comprehensive Financing Cost (Income)	1,188	-913
Income & Deferred Taxes	14,006	12,605
Net Income before Minority Interest and Equity Participation in Results of Affiliates	20,192	18,904
Equity Participation in Results of Affiliates	15	14
Minority Interest	-765	-152
Net Income	19,443	18,766
(1) Under IFRS 16.
(2) Under IAS 17.
n.m. Not meaningful.

Our operating profit reached 35.4 billion pesos under the same IFRS16 standard while our comprehensive financing costs totaled 1.2 billion pesos. Both line items reflect changes under the new methodology, including the allocation of the former rental payments as greater depreciation costs—coming from the new rights of use that were created as assets in the balance sheet—and greater interest costs—the interest component associated with the former rental payments.

We obtained a net profit of 19.4 billion pesos in the quarter; it was 3.6% higher than the one observed the year-earlier quarter, equivalent to 29 pesos per share and 31 dollar cents per ADR.

Our net debt ended March at 703 billion pesos, which includes 116 billion pesos in former lease payments that were capitalized under IFRS16. Using our prior methodology the net debt to LTM EBITDA ended March at 1.95x (Appendix 2).

Balance Sheet - América Móvil Consolidated Millions of Mexican Pesos
	Mar '19	Dec '18	Var.%		Mar '19	Dec '18	Var.%
Current Assets				Current Liabilities
Cash, Marketable Securities & Other Short Term Investments	67,789	70,676	-4.1%	Short Term Debt*	161,416	96,231	67.7%
Accounts Receivable	224,405	221,514	1.3%	Lease-Related Debt	26,437
Other Current Assets	24,884	16,560	50.3%	Accounts Payable	256,746	278,391	-7.8%
				Other Current
Inventories	41,402	40,305	2.7%		88,874	92,469	-3.9%
				Liabilities
	358,480	349,056	2.7%		533,473	467,091	14.2%

Non Current Assets				Non Current Liabilities
Plant & Equipment	746,350	640,001	16.6%	Long Term Debt	492,917	542,692	-9.2%
Investments in Affiliates	3,087	3,133	-1.5%	Lease-Related Debt	89,861
				Other Liabilities	176,480	173,568	1.7%
Deferred Assets					759,258	716,260	6.0%
Goodwill (Net)	147,693	145,566	1.5%
Intangible Assets	122,085	122,138	0.0%	Shareholder's Equity	257,772	245,872	4.8%
Deferred Assets	172,808	169,330	2.1%

Total Assets	1,550,502	1,429,223	8.5%	Total Liabilities and Equity	1,550,502	1,429,223	8.5%
*Includes current portion of Long Term Debt.

In the first quarter our capital expenditures totaled 28.0 billion pesos and were partly funded by new debt.  We paid 6.3 billion pesos for Telefonica’s operation in Guatemala and contributed 5.9 billion pesos to our pension funds.

Financial Debt of América Móvil* Millions
	Mar -19	Dec -18(1)
Peso - denominated debt (MxP)	88,525	72,501
Bonds and other securities	68,025	68,001
Banks and others	20,500	4,500
U.S. Dollar - denominated debt (USD)	10,075	9,947
Bonds and other securities	9,353	9,353
Banks and others	722	594
Euro - denominated Debt (EUR)	11,229	11,281
Bonds and other securities	11,029	11,036
Banks and others	200	245
Sterling - denominated Debt (GBP)	2,750	2,750
Bonds and other securities	2,750	2,750
Reais - denominated Debt (BRL)	8,478	6,480
Bonds and other securities	8,475	6,475
Banks and others	3	5
Debt denominated in other currencies (MxP)	16,520	14,203
Bonds and other securities	6,190	6,240
Banks and others	10,330	7,963
Total Debt (MxP)	654,333	638,922
Cash, Marketable Securities and Short Term Financial
Investments (MxP)	67,789	70,676
Net Debt (MxP)	586,544	568,246
*This table does not include the effect of forwards and derivatives used to hedge our foreign exchange exposure.
(1) On February 2018, TKA called its 600 million euro hybrid bond and on September AMX called its 900 million euro hybrid bond.

Mexico

We ended March with 75.6 million mobile subscribers in Mexico, 2.2% more than a year before, after net postpaid gains of 201 thousand clients in the first quarter; our prepaid subscribers came down by 39 thousand. On the fixed-line platform we ended the quarter with 22.3 million RGUs, a 1.6% increase over the prior year.

Our first quarter revenues increased 2.0% from a year before to reach 67.2 billion pesos. Service revenues expanded 5.7% on the mobile platform on the back of postpaid revenue growth of 6.9% with prepaid revenues decelerating. On the fixed-line platform service revenues declined 4.6% dragged down by voice revenues, mainly long distance, in spite of fixed broadband revenues increasing 1.0% and those of corporate networks expanding 6.9%.

EBITDA totaled 24.8 billion pesos in the quarter using IFRS16, representing an EBITDA margin of 36.9%. A comparison with the prior year using the previous accounting standard shows a 1.1% year-on-year increase (Appendix 3), in the face of a continued fixed-line revenue decline and certain cost increases, including one-off items: the loss of a dispute with another operator and the payment of a fine to the telecom regulator.

INCOME STATEMENT - Mexico Millions of MxP
	1Q19(1)	1Q18(2)	Var.%
Total Revenues*	67,241	65,925	2.0%
Total Service Revenues	51,392	50,583	1.6%
Wireless Revenues	46,966	44,252	6.1%
Service Revenues	32,213	30,484	5.7%
Equipment Revenues	14,753	13,768	7.2%
Fixed Line and Other Revenues	20,038	21,323	-6.0%
EBITDA	24,818	22,430
% total revenues	36.9%	34.0%
EBIT	16,140	14,759
%	24.0%	22.4%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.
Total revenues include other income.
(1) Under IFRS 16.
(2) Under IAS 17.

Mexico Operating Data
	1Q19	1Q18	Var.%
Wireless Subscribers (thousands)	75,611	73,984	2.2%
Postpaid	13,714	12,947	5.9%
Prepaid	61,897	61,038	1.4%
MOU	522	495	5.4%
ARPU (MxP)(1)	143	137	4.2%
Churn (%)	4.1%	4.2%	(0.1)
Revenue Generating Units (RGUs)*	22,350	21,988	1.6%
Fixed Lines	12,666	12,611	0.4%
Broadband	9,684	9,377	3.3%
* Fixed Line and Broadband.
(1) Under IFRS 15.

Argentina, Paraguay and Uruguay

We finished March with 24.4 million wireless subscribers, 0.9% more than last year. Net additions in the quarter came in at 105 thousand subs, of which one third were postpaid. Although still small, our fixed access base rose 22.5% to 833 thousand RGUs.

Our revenues increased 43.3% annually to 20.6 billion Argentinean pesos. Mobile service revenues were up 41.7% with postpaid revenue growth outpacing that of prepaid. ARPU rose 40.2% to 204 Argentinean pesos boosted by data usage. Fixed service revenues expanded 86.1% with PayTV revenues doubling as compared to the first quarter of 2018, although from a small base.

First quarter EBTDA was 8.1 billion Argentinean pesos. It was 43.2% higher than that of the prior year under the prior accounting methodology and the EBITDA margin stood at 36.0% (Appendix 3).

We continue expanding our fiber networks in Paraguay and in Argentina where we have started the deployment in a few new cities.

INCOME STATEMENT - Argentina, Paraguay & Uruguay Millions of ARP
	1Q19(1)	1Q18(2)	Var.%
Total Revenues*	20,577	14,355	43.3%
Total Service Revenues	16,860	11,581	45.6%
Wireless Revenues	18,841	13,466	39.9%
Service Revenues	14,985	10,573	41.7%
Equipment Revenues	3,856	2,892	33.3%
Fixed Line and Other Revenues	1,875	1,008	86.1%
EBITDA	8,103	5,231
% total revenues	39.4%	36.4%
EBIT	5,965	4,094
%	29.0%	28.5%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.
Total revenues include other income.
(1) Under IFRS 16.
(2) Under IAS 17.

Argentina, Paraguay & Uruguay Operating Data
	1Q19	1Q18	Var.%
Wireless Subscribers (thousands)(1)	24,370	24,149	0.9%
Postpaid	9,012	8,951	0.7%
Prepaid	15,358	15,199	1.0%
MOU	74	75	-1.8%
ARPU (ARP) (2)	204	145	40.2%
Churn (%)	2.0%	2.0%	(0.0)
Revenue Generating Units (RGUs)*	833	680	22.5%
* Fixed Line, Broadband and Television.
(1)Hybrid subscribers are now included in our postpaid figures
(2) Under IFRS 15.

Brazil

Throughout the first quarter of 2019 and continuing the trend from the prior year, Claro led the market in postpaid subscriber gains, adding 972 thousand subscribers in the period. At the same time, and following the practice from prior years, we disconnected one million prepaid subscribers; altogether we ended March with 56.4 million subs. On the fixed line platform we ended the quarter with 35.0 million RGUs, a decline of 292 thousand from the previous quarter, all of them voice and PayTV accesses; in fixed broadband we added 74 thousand clients.

Revenues were up 1.3% from the year-earlier quarter to 8.9 billion reais, with service revenues increasing 0.7%. Fixed-broadband and mobile postpaid revenues were the main drivers of revenue growth, as has been the case for several quarters now, with the former rising very much in line with the pace seen in the fourth quarter. Prepaid revenue growth was practically flat year-on-year, after several quarters of annual reductions, whereas PayTV revenues continued their decline.

Mobile ARPU was up 11.0% to 18 reais, helped along by Claro’s commercial plans that offer unlimited voice, high quality mobile internet—Claro’s is the fastest mobile network and has the broadest population by coverage with 4G+ and 4.5G—and bundled digital services including Claro Musica and Claro Video. In addition, there are passport features by which customers can rely on their local mobile data and voice plans when traveling abroad.

EBITDA came in at 3.3 billion reais (under IFRS16) and was equivalent to 37.0% of revenues. Using the prior accounting standard, it would have increased by 4.3% from the year-earlier quarter and the EBITDA margin would have moved up one percentage point (Appendix 3).

On residential services our footprint is growing fast through FTTH deployment in 30 cities. We are the leader in the ultrabroadband segment of the market.

INCOME STATEMENT - Brazil Millions of BrL
	1Q19(1)	1Q18(2)	Var.%
Total Revenues*	8,940	8,827	1.3%
Total Service Revenues	8,658	8,595	0.7%
Wireless Revenues	3,298	3,064	7.6%
Service Revenues	3,027	2,847	6.3%
Equipment Revenues	271	217	24.9%
Fixed Line and Other Revenues	5,632	5,749	-2.0%
EBITDA	3,307	2,836
% total revenues	37.0%	32.1%
EBIT	1,363	712
%	15.2%	8.1%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.
Total revenues include other income.
(1) Under IFRS 16.
(2) Under IAS 17.

Brazil Operating Data
	1Q19	1Q18	Var.%
Wireless Subscribers (thousands)	56,383	58,809	-4.1%
Postpaid	24,479	21,270	15.1%
Prepaid	31,904	37,539	-15.0%
MOU (1)	135	107	26.9%
ARPU (BRL) (2)	18	16	11.0%
Churn (%)	3.8%	4.0%	(0.1)
Revenue Generating Units (RGUs)*	34,993	35,861	-2.4%
* Fixed Line, Broadband and Television.
(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.
(2) Under IFRS 15.

Chile

Net additions in the quarter came in at 13 thousand subs after 47 thousand postpaid gains and 34 thousand prepaid disconnections, bringing the wireless base to 6.7 million. Our fixed-line operations ended March with 1.4 million RGUs, 6.2% more than a year before, with growth in every service line. At a pace of 9.4% broadband was the fastest-growing segment.

Total revenues for the quarter added up to 206 billion Chilean pesos, up 5.6% year-on-year with equipment revenues, rising 89% and service revenues declining 3.2%. Mobile service revenues were 9.5% below those obtained a year before as mobile termination rates were reduced 80% in January. In the absence of such change, service revenues would have declined 5.4% annually in spite of a very competitive market, with prices falling significantly for entry-level postpaid plans.

Fixed service revenues continued to accelerate to a pace of 5.9%, with broadband revenues expanding 14.5% and PayTV revenues increasing 5.4%.

Under IRFS16 the EBITDA figure for the quarter topped 43 billion Chilean pesos which represents 20.9% of revenues. Under the prior methodology, EBITDA was 4.9% lower than a year before partly on account of the reduction in termination rates (Appendix 3). Adjusting for that, the decline in EBITDA would have been 3.4%.

INCOME STATEMENT - Chile Millions of ChPL
	1Q19(1)	1Q18(2)	Var.%
Total Revenues*	205,683	194,760	5.6%
Total Service Revenues	169,365	174,943	-3.2%
Wireless Revenues	128,056	121,515	5.4%
Service Revenues	93,368	103,188	-9.5%
Equipment Revenues	34,688	18,327	89.3%
Fixed Line and Other Revenues	76,715	72,154	6.3%
EBITDA	43,051	34,410
% total revenues	20.9%	17.7%
EBIT	-14,432	-22,110
%	-7.0%	-11.4%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.
Total revenues include other income.
(1) Under IFRS 16.
(2) Under IAS 17.

Chile Operating Data
	1Q19	1Q18	Var.%
Wireless Subscribers (thousands)	6,720	7,048	-4.6%
Postpaid	2,127	1,951	9.0%
Prepaid	4,593	5,097	-9.9%
MOU	170	156	9.0%
ARPU (ChP)(1)	5,074	5,132	-1.1%
Churn (%)	6.0%	5.4%	0.5
Revenue Generating Units (RGUs)*	1,441	1,357	6.2%
* Fixed Line, Broadband and Television.
(1) Under IFRS 15.

Colombia

Our wireless subscriber base reached 29.9 million in March, up 1.7% year-on-year, after adding 206 thousand new subs in the first quarter. Postpaid net additions of 60 thousand subs brought the postpaid base to nearly seven million, 4.7% more than a year before. Fixed RGUs rose 7.0% year-on-year to 7.3 million after connecting 149 thousand RGUs including 61 thousand new broadband accesses and 35 thousand PayTV units.

Revenues rose 4.3% year-over-year to 2.9 trillion Colombian pesos. Fixed service revenues were up 8.2% driven by the expansion of broadband services and corporate networks that continued to accelerate, both reaching a pace of 11.3%; fixed voice and PayTV revenues increased 7.6% and 5.3%, respectively.

Mobile service revenues were 0.8% higher than the year before after several quarters of annual reductions resulting from strong competition, especially in the prepaid segment. Postpaid service revenues picked up to 2.7% from 0.3% in the fourth quarter as a result of changes in the commercial offer that have allowed us to monetize the demand for data. Mobile ARPU rose 2.7% to 17,051 Colombian pesos.

The EBITDA figure for the quarter was 1.3 trillion Colombian pesos and the margin was  equivalent to 43.8%. EBITDA grew 6.8% on a comparable basis—a margin improvement of one percentage point— as part of our continued effort to reduce costs, which was particularly important in regards to administrative expenses (Appendix 3).

INCOME STATEMENT - Colombia Billions of COP
	1Q19(1)	1Q18(2)	Var.%
Total Revenues*	2,931	2,809	4.3%
Total Service Revenues	2,363	2,285	3.4%
Wireless Revenues	2,004	1,972	1.6%
Service Revenues	1,477	1,465	0.8%
Equipment Revenues	527	506	4.1%
Fixed Line and Other Revenues	903	831	8.6%
EBITDA	1,284	1,146
%	43.8%	40.8%
EBIT	720	659
%	24.6%	23.5%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.
Total revenues include other income.
(1) Under IFRS 16.
(2) Under IAS 17.

Colombia Operating Data
	1Q19	1Q18	Var.%
Wireless Subscribers* (thousands)	29,887	29,401	1.7%
Postpaid	6,997	6,684	4.7%
Prepaid	22,890	22,717	0.8%
MOU(1)	236	193	21.9%
ARPU (COP) (2)	17,051	16,611	2.7%
Churn (%)	4.8%	4.2%	0.6
Revenue Generating Units (RGUs)**	7,320	6,840	7.0%
*Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).
**Fixed Line, Broadband and Television.
(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers. (2) Under IFRS 15.

Ecuador

Our wireless subscriber base ended March with 8.3 million wireless subscribers, 3.9% more than a year before after adding 63 thousand subs in the first quarter. Fixed RGUs totaled 397 thousand, were 7.3% higher than a year before.

The quarter’s revenues increased 3.4% from a year before to 326 million dollars, with equipment revenues rising 23.3%. Service revenues were nearly flat in 2018. Prepaid service revenues fell 6.5% while postpaid revenues increased 4.0%. Fixed service revenues of 21 million dollars expanded 9.2% annually driven by broadband revenues, up 13.6%.

EBITDA of 138 million dollars in the first quarter was equivalent to 42.4% of revenues. Under comparable metrics, we registered a yearly expansion of 4.7% in absolute terms and a 0.5 percentage points increase in the EBITDA margin (Appendix 3).

INCOME STATEMENT - Ecuador Millions of Dollars
	1Q19(1)	1Q18(2)	Var.%
Total Revenues*	326	315	3.4%
Total Service Revenues	273	272	0.3%
Wireless Revenues	304	294	3.1%
Service Revenues	251	252	-0.5%
Equipment Revenues	52	42	24.7%
Fixed Line and Other Revenues	23	21	7.6%
EBITDA	138	124
% total revenues	42.4%	39.4%
EBIT	81	72
%	24.8%	22.9%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.
Total revenues include other income.
(1) Under IFRS 16.
(2) Under IAS 17.

Ecuador Operating Data
	1Q19	1Q18	Var.%
Wireless Subscribers (thousands)	8,308	8,000	3.9%
Postpaid	2,640	2,554	3.4%
Prepaid	5,668	5,446	4.1%
MOU	427	388	10.0%
ARPU (US$) (1)	10	11	-4.0%
Churn (%)	4.2%	4.6%	(0.4)
Revenue Generating Units (RGUs)*	397	370	7.3%
* Fixed Line, Broadband and Television.
(1) Under IFRS 15.

Peru

We disconnected 280 thousand subs in the quarter, most of them prepaid, to finish March with 11.8 million wireless subscribers. Our 1.5 million fixed RGUs were up 6.6% year-on-year on the back of broadband accesses that posted an 11.8% increase.

Total revenues of 1.3 billion soles were 5.4% lower than a year before with equipment revenues up 6.6% and service revenues declining 9.4%. On the mobile segment, service revenues fell 12.0%. The reduction is partly linked to a mobile termination rate cut of 70% in January in absence of which service revenues would have fallen 7.4%. It also reflects subscriber losses and aggressive offers that have been launched in response to disruptive commercial practices implemented by some of the players, especially in the prepaid segment.

EBITDA of 352 million soles was equivalent to 27.9% of revenues. Under the prior accounting methodology, it would have come down 0.6% relative to 2018 (Appendix 3), although adjusting for the aforementioned change in interconnection rates, it would have increased 4.1%.

We have continued with the roll out of 4G services in the country.

INCOME STATEMENT - Peru Millions of Soles
	1Q19(1)	1Q18(2)	Var.%
Total Revenues*	1,264	1,335	-5.4%
Total Service Revenues	926	1,023	-9.4%
Wireless Revenues	1,040	1,116	-6.8%
Service Revenues	715	813	-12.0%
Equipment Revenues	324	303	7.0%
Fixed Line and Other Revenues	211	211	-0.2%
EBITDA	352	316
% total revenues	27.9%	23.7%
EBIT	119	130
%	9.4%	9.8%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.
Total revenues include other income.
(1) Under IFRS 16.
(2) Under IAS 17.

Peru Operating Data
	1Q19	1Q18	Var.%
Wireless Subscribers (thousands)	11,818	12,507	-5.5%
Postpaid	4,069	4,186	-2.8%
Prepaid	7,749	8,321	-6.9%
MOU	252	226	11.5%
ARPU (Sol) (1)	20	22	-8.8%
Churn (%)	6.3%	6.1%	0.2
Revenue Generating Units (RGUs)*	1,498	1,405	6.6%
* Fixed Line, Broadband and Television.
(1) Under IFRS 15.

Central America

In Central America we added 1.5 million subscribers in the first quarter mostly on account of the incorporation of the subscribers of the former Telefónica operation in Guatemala. Altogether we added 1.3 million prepaid clients and 150 thousand postpaid subscribers. On the fixed-line platform we added 402 thousand RGUs which approximately half came from the aforementioned acquisition. All our organic growth stemmed from fixed-broadband accesses.

We began consolidating the operations of Telefónica Guatemala on February 1st. On a pro forma basis, first quarter revenues of 609 million dollars were 4.6% lower than a year before with service revenues falling 4.4%. This figure reflects exchange rates variations of most of the Central American currencies that historically had been relatively stable Vis-à-vis the dollar, including the Guatemalan Quetzal that lost 5% against the U.S. dollar. In local currency, revenues were roughly flat.

Wireless service revenues declined 4.8% since there has been an important deterioration in the conditions of Nicaragua and Honduras but also as a result of ARPU pressure in Guatemala. In the fixed segment we have experienced revenue losses across the board from voice revenues which took our fixed service revenues down 3.7%.

EBITDA under IFRS16 was 235 million dollars equivalent to 38.5% of revenues. Under comparable methodologies, EBITDA would have declined 5.8% pro forma as a result of revenue losses and an increase in bad debt in several countries. It also reflect one-time costs asociated to the integration of the recent acquisition.

INCOME STATEMENT - Central America Pro forma Millions of Dollars
	1Q19(1)	1Q18(2)	Var.%
Total Revenues*	609	638	-4.6%
Total Service Revenues	523	547	-4.4%
Wireless Revenues	413	429	-3.8%
Service Revenues	340	357	-4.8%
Equipment Revenues	73	72	1.1%
Fixed Line and Other Revenues	191	200	-4.1%
EBITDA	235	207
% total revenues	38.5%	32.4%
EBIT	89	75
%	14.7%	11.8%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.
Total revenues include other income.
(1) Under IFRS 16.
(2) Under IAS 17.

Central America Operating Data
	1Q19	1Q18	Var.%
Wireless Subscribers (thousands)	15,841	16,101	-1.6%
Postpaid	2,513	2,418	3.9%
Prepaid	13,328	13,683	-2.6%
MOU(1)	158	157	1.1%
ARPU (US$) (2)	7	7	-2.0%
Churn (%)	5.6%	6.5%	(0.9)
Revenue Generating Units (RGUs) *	6,867	5,919	16.0%
* Fixed Line, Broadband and Television.
(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.
(2) Under IFRS 15.

Caribbean

Our combined subscriber base was just shy of six million having risen 4.9% over the year. In Dominicana we added 83 thousand new subs in the first quarter bringing the base up 5.7% from the year before, while in Puerto Rico our subscriber base was practically flat in the quarter. In Dominicana fixed RGUs of 1.9 million were up 1.8% year-on-year on the back of broadband and PayTV access growth.

Total revenues rose 5.2% in Dominicana with service revenue growth accelerating to 5.4%. Mobile service revenues increased 8.3% supported by strong prepaid revenues that have risen with data services. Fixed-line service revenues grew 2.0% with broadband and PayTV revenues expanding 11.9% and 8.7%, respectively. Wireline voice revenues came down following a contraction of long distance revenues in the order of 28.5%. The EBITDA figure for the quarter went up 5.8% and was equivalent to 44.5% of revenues.

In Puerto Rico service revenues increased 0.7% relative to the prior year. Mobile service revenues rose 2.1% while fixed service revenues declined 0.8% reflecting fixed to mobile migration as Mobile WiFi has become more widespread, especially in those areas that were severely affected by the hurricane.

Under the same premise, excluding extraordinary effects, EBITDA would have risen 35.1% relative to the year-earlier quarter and the EBITDA margin would have been 9.0 percentage points greater.

We have made important improvements in our fiber platforms and have upgraded our networks with the latest technologies consolidating our leadership position in the island.

INCOME STATEMENT - Caribbean Millions of Dollars
	1Q19(1)	1Q18(2)	Var.%
Total Revenues*	450	476	-5.5%
Total Service Revenues	378	377	0.2%
Wireless Revenues	263	257	2.4%
Service Revenues	212	207	2.5%
Equipment Revenues	51	50	2.2%
Fixed Line and Other Revenues	182	190	-4.0%
EBITDA	147	129
% total revenues	32.7%	27.0%
EBIT	71	60
%	15.8%	12.7%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.
Total revenues include other income.
(1) Under IFRS 16.
(2) Under IAS 17.

Caribbean Operating Data
	1Q19	1Q18	Var.%
Wireless Subscribers (thousands)	5,980	5,700	4.9%
Postpaid	1,951	1,877	3.9%
Prepaid	4,029	3,823	5.4%
MOU(1)	238	248	-4.1%
ARPU (US$)(2)	12	12	-2.3%
Churn (%)	3.5%	3.7%	-0.2
Revenue Generating Units (RGUs)*	2,545	2,656	-4.2%
* Fixed Line, Broadband and Television.
(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.
(2) Under IFRS 15.

United States

We had 21.6 million subscribers at the end of March, 5.1% less than a year before, after net disconnections of 89 thousand, compared to 371 thousand in the first quarter of 2018. Excluding SafeLink, we booked 122 thousand net subscriber additions.

First quarter revenues of nearly two billion dollars declined 0.6% as equipment revenues came down 6.9% over the year, which has partly to do with lower tax refunds in 2019. Service revenues were up 0.6% with ARPU rising 6.8% over the year to 26 dollars per subscriber.

EBITDA of 123 million dollars was down 18.9% year-on-year. The EBITDA margin stood at 6.2%

INCOME STATEMENT - United States Millions of Dollars
	1Q19	1Q18	Var.%
Total Revenues	1,992	2,004	-0.6%
Service Revenues	1,690	1,679	0.6%
Equipment Revenues	302	325	-6.9%
EBITDA	123	152	-18.9%
% total revenues	6.2%	7.6%
EBIT	105	132	-20.9%
%	5.3%	6.6%

United States Operating Data
	1Q19	1Q18	Var.%
Wireless Subscribers (thousands)	21,599	22,761	-5.1%
Straight Talk	9,359	9,041	3.5%
SafeLink	2,660	3,694	-28.0%
Other Brands	9,581	10,026	-4.4%
MOU	553	512	7.9%
ARPU (US$)	26	24	6.8%
Churn (%)	3.7%	4.1%	(0.4)

Telekom Austria Group

With a total of 20.9 million subscribers at the end of March, our wireless base was up 1.3% year on year, with our postpaid base up 3.6% and our prepaid base down 5.9%.On the postpaid segment we added 47 thousand contract subs in the quarter, this figure reflects net additions in Croatia and Serbia showing strong demand for mobile WiFi routers, but also a clean-up of our postpaid base in Bulgaria of 110 thousand subscribers. In prepaid we had net disconnections of 139 thousand in the quarter, including 61 thousand in Austria as a result of regulations that require registering SIM cards as of January 1st.

Fixed RGUs increased 3.5% year-on-year. In Austria, fixed voice RGUs came down 20 thousand lines, while Croatia, Slovenia and Macedonia registered solid growth mostly due to broadband and PayTV units.

Group revenues increased 1.5% with service revenues rising 2.9% and equipment revenues falling 6.6%. Fixed service revenues expanded 4.6%, increasing in all markets, with particularly strong growth in ICT solutions and connectivity revenues in Austria. Altogether, our operations in Eastern Europe posted fixed service revenue growth of 12.3% over the year led by Bulgaria and Belarus.

On the mobile segment, group service revenues of 495 million euros were up 1.5% year over year. In Austria, this revenue line remained flat year-on-year in spite of the reduction of roaming and interconnection revenues, whereas in the other countries we posted an increase of 3.1%.

EBITDA was up 1.9%—excluding restructuring charges—to 395 million euros, 36.3% of revenues. In Eastern Europe EBITDA increased 11%, with all segments showing annual growth which was noteworthy in Bulgaria and Macedonia. In Austria, EBITDA declined 3.3% due to lower equipment margin and higher personnel costs.

We acquired spectrum rights in Austria on 100 to 140MHz in the 3.5GHz frequency depending on the region. In Croatia and Belarus we obtained spectrum rights in the 2.1 GHz frequency.

Telekom Austria implemented IFRS16 accounting standards on a retrospective basis. As such, the EBITDA figures have been prepared under the same methodology.

INCOME STATEMENT (In accordance with IFRS 16) - A1 Telekom Austria Group
Millions of Euros
	1Q19	1Q18	Var.%
Total Revenues	1,089	1,073	1.5%
Total service revenues	924	899	2.9%
Wireless service revenues	495	488	1.5%
Fixed-line service revenues	430	411	4.6%
Equipment revenues	144	154	-6.6%
Other operating income	22	21	3.1%
EBITDA	374	388	-3.5%
% total revenues	34.3%	36.1%
EBIT	140	62	126.8%
% total revenues	12.9%	5.8%
For further detail please visit www.a1.group/en/investor-relations

A1 Telekom Austria Group Operating Data
	1Q19	1Q18	Var.%
Wireless Subscribers (thousands)	20,908	20,640	1.3%
Postpaid	16,263	15,703	3.6%
Prepaid	4,645	4,937	-5.9%
MOU(1)	354	339	4.5%
ARPU (Euros)	8	8	0.2%
Churn (%)	1.8%	1.8%	0.0
Revenue Generating Units (RGUs)*	6,248	6,035	3.5%
*Fixed Line, Broadband and Television.
(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Appendix 1

América Móvil’s Income Statement
Millions of Mexican pesos	1Q19	Changes brought	1Q19
	IAS 17	about by IFRS 16	IFRS 16
Total Costs and Expenses	177,665	(7,060)	170,605
EBITDA	67,988	7,060	75,048
Depreciation & Amortization	33,800	5,861	39,662
EBIT	34,187	1,199	35,386
Net Interest Expense	6,702	2,063	8,764
Other Financial Expenses	674		674
Foreign Exchange Loss	(8,250)		(8,250)
Comprehensive Financing Cost (Income)	(874)	2,063	1,188
Income & Deferred Taxes	14,088	(82)	14,006
Net Income before Minority
Interest and Equity Participation in Results	20,974	(782)	20,192
of Affiliates
Equity Participation in Results of Affiliates	15		15
Minority Interest	(765)		(765)
Net Income	20,225	(782)	19,443

Appendix 2

Balance Sheet - América Móvil Consolidated

Millions of Mexican Pesos	Mar ‘19 IAS 17	Changes brought about by IFRS 16	Mar ‘19 IFRS 16		Mar ‘19 IAS 17	Changes brought about by IFRS 16	Mar ‘19 IFRS 16
Current Assets	358,480		358,480	Current Liabilities
				Short Term Debt*	161,416		161,416
				Lease-Related Debt		26,437	26,437
Non Current Assets				Other Current Liabilities	345,594	26	345,620
Plant & Equipment	630,808	115,542	746,350		507,010	26,463	533,473

Deferred Assets				Non Current Liabilities
Goodwill (Net) & Intangible Assets	269,778		269,778	Long Term Debt	492,917		492,917
Others	175,895		175,895	Lease-Related Debt		89,861	89,861
				Other Liabilities	176,480		176,480
					1,176,407	116,324	1,292,730
				Shareholder's Equity	258,554	(782)	257,772

Total Assets	1,434,960	115,542	1,550,502	Total Liabilities and Equity	1,434,960	115,542	1,550,502

Net debt/EBITDA - América Móvil Consolidated
Dollar terms	Mar’ 19

Net debt/ EBITDA*	2.27x

Net debt - Leases/EBITDA AL*	2.08x

Net debt - Leases/ EBITDAIAS17 LTM**	1.95x
EBITDA AL = EBITDA after leases = EBITDA - ” depreciation costs - ” interests costs
* Annualizing first quarter EBITDA and EBITDA AL.
** Using LTM EBITDA under IAS 17.

Appendix 3

EBITDA (IAS 17) Millions in Local Currency
	1Q19	1Q18	Var.%
Mexico
EBITDA	22,666	22,430	1.1%
% of Total Revenues	33.7%	34.0%
Argentina, Paraguay & Uruguay
EBITDA	7,398	5,167	43.2%
% of Total Revenues	36.0%	36.0%
Brazil
EBITDA	2,957	2,836	4.3%
% of Total Revenues	33.1%	32.1%
Chile
EBITDA	32,732	34,410	-4.9%
% of Total Revenues	15.9%	17.7%
Colombia
EBITDA	1,224	1,146	6.8%
% of Total Revenues	41.8%	40.8%
Ecuador
EBITDA	130	124	4.7%
% of Total Revenues	39.9%	39.4%
Perú
EBITDA	314	316	-0.6%
% of Total Revenues	24.9%	23.7%
Central America
EBITDA Pro Forma	195	207	-5.8%
% of Total Revenues	32.0%	32.4%
Caribbean
EBITDA	135	129	4.7%
% of Total Revenues	29.9%	27.0%

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM	Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity subscribers	Subscribers weighted by the economic interest held in each company.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.

LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.

Market share	A company’s subscriber base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

MOU	Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA	The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid	Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

SMS	Short Message Service.

SAC

Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless
penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates Local Currency Units per USD
	1Q19	1Q18	Var.%
Mexico
EoP	19.32	18.34	5.3%
Average	19.22	18.76	2.4%
Brazil
EoP	3.90	3.32	17.2%
Average	3.77	3.25	16.2%
Argentina
EoP	43.35	20.15	115.1%
Average	39.01	19.69	98.1%
Chile
EoP	679	603	12.5%
Average	667	602	10.8%
Colombia
EoP	3,191	2,780	14.8%
Average	3,137	2,857	9.8%
Guatemala
EoP	7.68	7.40	3.8%
Average	7.72	7.37	4.8%
Honduras
EoP	24.60	23.64	4.1%
Average	24.55	23.75	3.4%
Nicaragua
EoP	32.71	31.16	5.0%
Average	32.53	30.98	5.0%
Costa Rica
EoP	604	569	6.1%
Average	610	572	6.6%
Peru
EoP	3.32	3.23	2.8%
Average	3.33	3.24	2.7%
Paraguay
EoP	6,181	5,548	11.4%
Average	6,074	5,581	8.8%
Uruguay
EoP	33.48	28.39	17.9%
Average	32.82	28.51	15.1%
Dominican Republic
EoP	50.59	49.39	2.4%
Average	50.56	48.96	3.3%
Austria & CEE
EoP	0.89	0.81	9.9%
Average	0.88	0.81	8.3%

Exchange Rates Local Currency Units per MxP
	1Q19	1Q18	Var.%
USA
EoP	0.05	0.05	-5.0%
Average	0.05	0.05	-2.4%
Brazil
EoP	0.20	0.18	11.3%
Average	0.20	0.17	13.4%
Argentina
EoP	2.24	1.10	104.3%
Average	2.03	1.05	93.4%
Chile
EoP	35.1	32.9	6.8%
Average	34.7	32.1	8.2%
Colombia
EoP	165	152	9.0%
Average	163	152	7.2%
Guatemala
EoP	0.40	0.40	-1.4%
Average	0.40	0.39	2.3%
Honduras
EoP	1.27	1.29	-1.2%
Average	1.28	1.27	0.9%
Nicaragua
EoP	1.69	1.70	-0.3%
Average	1.69	1.65	2.5%
Costa Rica
EoP	31.26	31.03	0.7%
Average	31.73	30.48	4.1%
Peru
EoP	0.17	0.18	-2.3%
Average	0.17	0.17	0.2%
Paraguay
EoP	320	302	5.8%
Average	316	297	6.2%
Uruguay
EoP	1.73	1.55	12.0%
Average	1.71	1.52	12.4%
Dominican Republic
EoP	2.62	2.69	-2.7%
Average	2.63	2.61	0.8%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 30, 2019

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos José García Moreno Elizondo
Name: Title:	Carlos José García Moreno Elizondo Chief Financial Officer